UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)


                       CIRRUS LOGIC, INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            172755100
                         (CUSIP Number)

                           Alfred Teo
                      Alpha Industries, Inc.
                     Page & Schuyler Avenues
                          P. O. Box 808
                      Lyndhurst, NJ  07071
                         (201) 933-6000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         August 8, 2003
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13D-1(f) or 240.;13d-1(g), check the following box. [
]
CUSIP No. 172755100

          1.   Names of Reporting Persons.  I.R.S. Identification
               Nos. of above persons (entities only):  Alfred
               Teo; SSN:  ###-##-####

          2.   Check the Appropriate Box if a Member of a Group
(see Instructions)

               (a)
________________________________________________________

               (b)
XX_____________________________________________________

          3.   SEC Use Only
_______________________________________________

          4.   Source of Funds (See Instructions)
____(PF)________________________

          5.   Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items
               2(d) or 2(e)
__________________________________________________

          6.   Citizenship or Place of Organization
__________USA________________

Number of 7.   Sole Voting Power
_________277,800____________________________
Shares
Beneficially   8.   Shared Voting Power
_____3,960,074_____________________________
Owned
by        9.   Sole Dispositive Power
_____277,800_____________________________
Each
Reporting 10.  SharedDispositive Power __3,960,074
Person
With      11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person

4,237,874

          12.  Check of the Aggregate Amount in Row (11) Excludes
          Certain Shares
               (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          5.01%1

          14.  Type of Reporting Person (See Instructions) ___IN





CUSIP No. 172755100

          1.   Names of Reporting Persons.  I.R.S. Identification
               Nos. of above persons (entities only): Alfred Teo and Annie Teo Joint Tenants with Right of
               Survivorship; Alfred Teo SSN:  ###-##-####; Annie
               Teo SSN:  ###-##-####

          2.   Check the Appropriate Box if a Member of a Group
(see Instructions)

               (a)
________________________________________________________

               (b)
XX_____________________________________________________

          3.   SEC Use Only
_______________________________________________

          4.   Source of Funds (See Instructions)
____(PF)________________________

          5.   Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items
               2(d) or 2(e)
__________________________________________________

          6.   Citizenship or Place of Organization
__________USA________________

Number of 7.   Sole Voting Power _________0
______________________________
Shares
Beneficially   8.   Shared Voting Power
_____3,960,074_____________________________
Owned
by        9.   Sole Dispositive Power _____  0
_________________________
Each
Reporting 10.  Shared Dispositive Power __3,960,074
Person
With      11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person
                                                       3,960,074

          12.  Check of the Aggregate Amount in Row (11) Excludes
          Certain Shares
               (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          4.68%2

          14.  Type of Reporting Person (See Instructions) ___IN

CUSIP No. 172755100

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Alpha Industries, Inc. Retirement Plan dated January 1, 1984, Alfred S. Teo, Trustee, Tax I.D. #22-2408251

          2.   Check the Appropriate Box if a Member of a Group
(see Instructions)

               (a)
________________________________________________________

               (b)
XX_____________________________________________________

          3.   SEC Use Only
_______________________________________________

          4.   Source of Funds (See Instructions)
____(OO)_______________________

          5.   Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items
               2(d) or 2(e)
__________________________________________________

          6.   Citizenship or Place of Organization ___New
Jersey, USA ____________

Number of 7.   Sole Voting Power
_________134,700____________________________
Shares
Beneficially   8.   Shared Voting Power _____               0
___________
Owned
by        9.   Sole Dispositive Power _____134,700
______________
Each
Reporting 10.  Shared Dispositive Power __        0
Person
With      11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person

134,700

          12.  Check of the Aggregate Amount in Row (11) Excludes
          Certain Shares
               (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          0.16%3

          14.  Type of Reporting Person (See Instructions) ___OO



CUSIP No. 172755100

          1.   Names of Reporting Persons.  I.R.S. Identification
               Nos. of above persons (entities only):  Alfred S.
               Teo IRA Rollover Tax ID # ###-##-####

          2.   Check the Appropriate Box if a Member of a Group
(see Instructions)

               (a)
________________________________________________________

               (b)
XX_____________________________________________________

          3.   SEC Use Only
_______________________________________________

          4.   Source of Funds (See Instructions)
____(PF)_______________________

          5.   Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items
               2(d) or 2(e)
__________________________________________________

          6.   Citizenship or Place of Organization ____New
Jersey, USA____________

Number of 7.   Sole Voting Power ______143,100
Shares
Beneficially   8.   Shared Voting Power _____
0________________________________
Owned
by        9.   Sole Dispositive Power __ 143,100
_____________________________
Each
Reporting 10.  Shared Dispositive Power __        0
Person
With      11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person

143,100

          12.  Check of the Aggregate Amount in Row (11) Excludes
          Certain Shares
               (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          0.17%4

          14.  Type of Reporting Person (See Instructions) ___OO





CUSIP No. 172755100

          1.   Names of Reporting Persons.  I.R.S. Identification
               Nos. of above persons (entities only):  Lambda
               Financial Service Corp.  IRS I.D. #22-2899749

          2.   Check the Appropriate Box if a Member of a Group
(see Instructions)

               (a)
________________________________________________________

               (b)
XX_____________________________________________________

          3.   SEC Use Only
_______________________________________________

          4.   Source of Funds (See Instructions)
____(WC)_______________________

          5.   Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items
               2(d) or 2(e)
__________________________________________________

          6.   Citizenship or Place of Organization ____New
Jersey, USA____________

Number of 7.   Sole Voting Power ______130,000
Shares
Beneficially   8.   Shared Voting Power _____
0________________________________
Owned
by        9.   Sole Dispositive Power __ 130,000
_____________________________
Each
Reporting 10.  Shared Dispositive Power __        0
Person
With      11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person

130,000

          12.  Check of the Aggregate Amount in Row (11) Excludes
          Certain Shares
               (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          0.15%5

          14.  Type of Reporting Person (See Instructions) ___CO





CUSIP No. 172755100

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr. , Teren Seto Handelman, Trustee IRS I.D. #22-6584856

          2.   Check the Appropriate Box if a Member of a Group
(see Instructions)

               (a)
________________________________________________________

               (b)
XX_____________________________________________________

          3.   SEC Use Only
_______________________________________________

          4.   Source of Funds (See Instructions) ____00 - Trust
Funds______________

          5.   Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items
               2(d) or 2(e)
__________________________________________________

          6.   Citizenship or Place of Organization ____New
Jersey, USA____________

Number of 7.   Sole Voting Power ______837,400
Shares
Beneficially   8.   Shared Voting Power _____
0________________________________
Owned
by        9.   Sole Dispositive Power __ 837,400
_____________________________
Each
Reporting 10.  Shared Dispositive Power __        0
Person
With      11.  Aggregate Amount Beneficially Owned by Each
          Reporting Person

837,400

          12.  Check of the Aggregate Amount in Row (11) Excludes
          Certain Shares
               (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          0.99%6

          14.  Type of Reporting Person (See Instructions) ___OO
          - Trust




CUSIP No. 172755100

Item 1.   Security and Issuer

No Par Value Common Stock
Cirrus Logic, Inc.

Stephanie Lucie
Vice President and Associate General Counsel
Cirrus Logic, Inc.
4210 S. Industrial Drive
Austin, TX  78744

     This Amendment No. 9 amends and supplements the Schedule 13D filed on April 11, 2001, as amended, related to the shares of Common Stock, par value $001 of Cirrus Logic, Inc., a Delaware corporation ("Issuer"). The address of the principal executive office of the Issuer is 4210 S. Industrial Drive, Austin, TX 78744.

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby jointly file this amended statement on Schedule 13D ("Statement") on behalf of Alfred S. Teo, Alfred Teo and Annie Teo Joint Tenants with Right of Survivorship, Alpha Industries, Inc. Retirement Plan, Alfred S. Teo IRA Rollover, Lambda Financial Service Corp., M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo Jr. , Teren Seto Handelman,Trustee and Great Easter Ind. Inc. The foregoing persons may be hereinafter referred to collectively as the "Reporting Persons. The Reporting Persons are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of the Issuer that each beneficially owns.

Item 2.        Identity and Background


I.   ALFRED  TEO  AND  ANNIE TEO, JOINT TENANTS  WITH  RIGHTS  OF
     SURVIVORSHIP

(a)  Alfred Teo and Annie Teo, husband and wife

(b)  Residence:  783 West Shore Drive, Kinnelon, NJ 07405

(c) Annie Teo is a homemaker and interior decorator, being the Director, President and Treasurer of TUK Associates, Inc. of Kinnelon, New Jersey. Annie Teo is also a Building Manager. Alfred Teo is engaged in the manufacture and distribution of plastics and plastic products. Both Annie Teo and Alfred Teo have interests in various partnerships and other entities holding title to real property. Alfred Teo holds the below described offices in the following corporations, all of which are manufacturers and distributors of plastics and plastic products:

CUSIP No. 172755100


     Chairman, President and Director :
               Sigma Extruding Corp.
                    Page  &  Schuyler  Avenues,  Lyndhurst,   New
                    Jersey 07071

                    Chairman and Director:
                    Omega Extruding Corp. of California
               9614   Lucas   Ranch   Road,   Rancho   Cucamonga,
               California   91730

                    Chairman and Director:
          Omega Plastic Corp.
               Page  &  Schuyler Avenues, Lyndhurst,  New  Jersey
               07071

     Chairman, President and Director:
          Beta Plastics Corp.
               120 Amor Avenue, Carlstadt, New Jersey 07072

     Chairman, Chief Executive Officer and Director:
     Alpha Industries, Inc.
     Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

     Alfred  Teo also holds the offices of President and Director
     of   Red  Line  Express  Corp.,  Page  &  Schuyler  Avenues,
     Lyndhurst, New Jersey. This corporation is in the business of intra-state and inter-state trucking.

     Alfred Teo also  holds the offices of Secretary and Chairman of  the  Board of Directors of Discount Packaging Corp.,  50
     Grafton Avenue, Newark, New Jersey 07104. This corporation is in the packaging business.


(d)  During the last five (5) years, neither Alfred Teo nor Annie
     Teo have been convicted in a criminal proceeding.

(e) During the last five (5) years, neither Alfred Teo nor Annie Teo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Alfred   Teo  and  Annie  Teo  are  United  States
               citizens.



CUSIP No. 172755100

II.  ALPHA INDUSTRIES, INC. RETIREMENT PLAN

(a)   Alpha  Industries, Inc. Retirement Plan  dated  January  1,
1984, Alfred Teo, Trustee

(b)   Place of Organization:  Page & Schuyler Avenues, Lyndhurst,
New Jersey 07071

(c)            Principal business:  Trust

(d) During the last five (5) years, Alfred Teo has not been convicted in a criminal proceeding.

(e) During the last five (5) years, Alfred Teo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Alfred Teo is a U.S. citizen.

III. ALFRED S. TEO IRA ROLLOVER

(a)  Alfred S. Teo IRA Rollover


(b)   Place  of  Organization:  783 W. Shore  Dr.  Kinnelon,  New
Jersey  074055

(c)            Principal business:  IRA

(d) During the last five (5) years, Alfred Teo has not been convicted in a criminal proceeding.

(e) During the last five (5) years, Alfred Teo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Alfred Teo is a U.S. citizen.


CUSIP No. 172755100

IV.  LAMBDA FINANCIAL SERVICE CORP.

(a)  Lambda Financial Service Corp., Corporation of the State  of
New Jersey

(b)     Business    Address:    Page    &    Schuyler    Avenues,
Lyndhurst, New Jersey  07071

(c)            Principal business:  financial services

(d) During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e) During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable


V.   M.A.A.A.  TRUST  FBO MARK, ANDREW, ALAN & ALFRED  TEO,  JR.,
     TEREN SETO HANDELMAN, TRUSTEE

(a)  M.A.A.A. Trust FBO Mark, Andrew, Alan & Alfred Teo, Jr.

(b)  Place  of organization:  783 West Shore Drive, Kinnelon,  NJ
     07405

(c)            Principal business:  Trust

(d)  During  the  last five (5) years, neither Mark  Teo,  Andrew
     Teo, Alan Teo, Alfred Teo, Jr., nor Teren Seto Handelman have been convicted in a criminal proceeding.

(e) During the last five (5) years, neither Mark Teo, Andrew Teo, Alan Teo, Alfred Teo, Jr., nor Teren Seto Handelman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.







CUSIP No. 172755100

Item 3.        Source and Amount of Funds or Other Consideration

      The source of funds used by Alfred Teo and Annie Teo in making all purchases of Common Stock was personal funds. The source of the funds for the Alfred S. Teo IRA Rollover were (?). The source of funds used by Alpha Industries, Inc. Retirement Plan and M.A.A.A. Trust were trust funds. The source of funds used by Lambda Financial Service Corp. were corporate funds. The aggregate amount of funds used in making purchases, including brokerage commissions and other costs of execution was as set forth in the following table:

     Alfred Teo and Annie Teo,
      Joint  Tenants  with Rights of Survivorship               $
1,322,866.61

     Alpha Industries Retirement Plan                  $

     Alfred S. Teo IRA Rollover                        $

     Lambda Financial Service Corp.                    $

     M.A.A.A. Trust FBO Mark, Andrew,                  $
     Alan and Alfred Teo, Jr., Teren Seto
                          Handelman,                      Trustee
_________________

     Total                                        $  1,322,866.61

Item 4.        Purpose of Transaction

The acquisition of the securities of the issuer was made for the purpose of investment.

(a) The reporting persons may acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

(b) The reporting persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or
     liquidation,   involving  the   issuer   or   any   of   its
     subsidiaries;

(c) The reporting persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) The reporting persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 172755100

(e) The reporting persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f) The reporting persons have no plans or proposals which relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) The reporting persons have no plans or proposals which relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) The reporting persons have no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i) The reporting persons have no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) The reporting persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

(a) As of the close of business on August 8, 2003, the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in
Item 2 is as follows:

Number            Percentage
Name                                                           of
Shares          of Class

Alfred Teo and Annie Teo,                         3,960,074 4.68%
Joint Tenants with Rights
of Survivorship

Alpha Industries, Inc.
Retirement      Plan                                      134,700
0.16%

Alfred  S.  Teo  IRA  Rollover                            143,100
0.17%

CUSIP No. 172755100

  Lambda  Financial  Service  Corp.                       130,000
0.15%

M.A.A.A.  Trust  FBO  Mark,  Andrew,                      837,400
0.99%
Alan and Alfred Teo, Jr., Teren Seto
Handelman, Trustee

Total                                        5,205,274 6.15%

Note: Percentage of Class is based on 84,535,996 shares believed to be outstanding as of July 31, 2003 according to the Issuer's
Transfer Agent.


(b)

1. Alfred Teo and Annie Teo hold the shares listed next to their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

2. Alfred Teo is the Trustee of the Alpha Industries, Inc. Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement Plan.

3.        Alfred Teo is the Alfred Teo of the Alfred Teo IRA.

4.   Alfred   Teo  holds  the  controlling  interest  in   Lambda
     Financial Service Corp. and therefore
     has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this

5. Alfred Teo holds an authorization to trade securities on behalf of M.A.A.A. Trust and may therefore direct the disposition of the shares of the issuer held by this Trust.


(c) Transactions in the class of securities reported that were effected in the last sixty (60) days are shown on Exhibit A attached hereto and consisting of pages 17 through 21.


(d) Where an interest relates to more than five (5%) percent of the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

(e)  Not applicable


CUSIP No. 172755100

Item 6.   Contracts,     Arrangements,     Understandings      or
          Relationships with Respect to Securities of the Issuer

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.



CUSIP No. 172755100


                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of              , 2003

_______________________________
Alfred Teo, Individually


________________________________
Annie Teo, Individually


ALPHA INDUSTRIES, INC. RETIREMENT PLAN

By____________________________
     Alfred Teo, Trustee


ALFRED S. TEO IRA ROLLOVER

By:______________________________
     Alfred Teo, Individually

LAMBDA FINANCIAL SERVICE CORP.

By:______________________________
     Alfred Teo, Chairman of the Board of Directors
     President of Lambda Financial Service Corp.

M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr.

By:_______________________________
    Teren Seto Handelman, Trustee
     Of the M.A.A.A. Trust





CUSIP No. 172755100

A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN

DATE      TRANS     QUANTITY       TRD PRC   AMT/PRIN
          LONG



06/02/03  BUY       10000               3.44      34755.50

06/09/03  BUY       20000               4.134          83385.50

06/10/03  BUY       10000               4.00      40355.50

06/11/03  BUY       10000               3.825          38613.50

06/12/03  BUY       15000               3.990          60380.50

06/13/03  BUY       80000               3.864          311981.50

06/13/03  BUY       15400               3.765          58537.82

06/18/03  BUY       9600           3.860          37397.50

06/20/03  BUY       6593           3.750          24960.01

7/22/03   BUY       50000.00       4.679          234855.00

7/29/03   BUY       5500.00        4.5707         25143.85

08/06/03  BUY       10000.00       4.75      47500.00

08/07/03  BUY       20000.00       4.75      95000.00

08/08/03  BUY       50000.00       4.60      230000.00



CUSIP No. 172755100
A/C:  ALPHA INDUSTRIES, INC. RETIREMENT PLAN

NO TRADES IN THE LAST 60 DAYS
CUSIP No. 172755100
A/C:  ALFRED S. TEO IRA ROLLOVER

NO TRADES IN THE LAST 60 DAYS

CUSIP No. 172755100
A/C:  LAMBDA FINANCIAL SERVICE CORP.

NO TRADES IN THE LAST 60 DAYS

CUSIP No. 172755100
A/C:  MAAA TRSUT FBO

NO TRADES IN THE LAST 60 DAYS









_______________________________
1 Based on 84,535,996 shares outstanding as of July 31,2003 according to the Issuer's Transfer Agent.
2 Based on 84,535,996 shares outstanding as of July 31,2003 according to the Issuer's Transfer Agent.
3 Based on 84,535,996 shares outstanding as of July 31,2003 according to the Issuer's Transfer Agent.
4 Based on 84,535,996 shares outstanding as of July 31,2003 according to the Issuer's Transfer Agent.
5 Based on 84,535,996 shares outstanding as of July 31,2003 according to the Issuer's Transfer Agent.
6 Based on 84,535,996 shares outstanding as of July 31,2003 according to the Issuer's Transfer Agent.